Pamela Long

U.S. Securities and Exchange Commission

October 21, 2016

Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

October 21, 2016

VIA EDGAR AND COURIER

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Easterly Acquisition Corp.

Registration Statement on Form S-4

Filed September 30, 2016

File No. 333-212590

Dear Ms. Long:

On behalf of Easterly Acquisition Corp. (“Easterly” or the “Company”), set forth below is Easterly’s response to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated October 14, 2016, relating to Easterly’s Registration Statement on Form S-4 (the “Registration Statement”). For ease of reference, the Staff’s comments are set forth below in italic type immediately before the Company’s response. Where indicated below, we have included changes to the disclosure in Amendment No. 2 to the Registration Statement, which we are filing contemporaneously with this response letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the joint proxy and consent solicitation statement/prospectus, as revised in connection with the Company’s filing of Amendment No. 2 to the Registration Statement. References to “Sungevity” refer to Sungevity, Inc.

Form S-4 Filed September 30, 2016

Material U.S. Federal Income Tax Considerations, page 128

Pamela Long

U.S. Securities and Exchange Commission

October 21, 2016

U.S. Federal Income Tax Considerations to U.S. Sungevity Holders, page 131

1.	We note your response to comment 17 of our letter dated August 16, 2016 and we reissue our comment in part. Please revise your registration statement to include a discussion of the position Sungevity intends to take if challenged by the IRS.

Response: The Company and Sungevity have revised the Registration Statement on pages 67 and 132 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Information, page 214

2.	We note your response to comment 23 of our letter dated August 16, 2016. Please further clarify in your disclosures how the exercise or termination of warrants totaling $12,942 is reflected in the pro forma financial information. Please specifically address how you determined the number of warrants that will be exercised versus terminated and your basis for making this determination. In arriving at your adjustment amount of $360,643 to additional paid-in capital as part of adjustment (c), it is also not clear what the $1,314 amount reflects. Please further advise.

Response: The Company and Sungevity have revised the Registration Statement to update explanatory note (C) on page 223 in response to the Staff’s comment.

3.	In light of the debt reductions reflected on your pro forma balance sheet, including in adjustments (l) and (n), please help us understand why there would be no corresponding pro forma adjustments to interest expense. Please also address your consideration of the pro forma income statement impact of the elimination of the convertible redeemable preferred stock and warrants.

Response: The Company and Sungevity have revised the Registration Statement to include pro forma adjustments to remove interest expenses associated with the $10 million long term borrowing reduction for the year ended December 31, 2015 and for the six months ended June 30, 2016, assuming the Business Combination was completed on January 1, 2015.

The Company and Sungevity have also included pro forma adjustments to remove mark to market adjustments related to the convertible redeemable preferred stock warrants for the year ended December 31, 2015 and for the six months ended June 30, 2016 as if the Business Combination was completed on January 1, 2015.

Financial Statements

General

Pamela Long

U.S. Securities and Exchange Commission

October 21, 2016

4.	We note your response to comment 27 of our letter dated August 16, 2016, and your reference to Section 10220.6 of the Division of Corporation Finance Financial Reporting Manual. Easterly Acquisition Corporation has filed its Form 10-K for the year ended December 31, 2015, which precludes applicability of this section. We also note Question 45 of our FAQ on Generally Applicable Questions on Title I of the JOBS Act dated December 21, 2015, refers to a target company being acquired by an emerging growth company that is not a shell company. Please amend to provide audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet, pursuant to Item 17 of Form S-4.

Response: The Company and Sungevity have revised the Registration Statement to include audited statements of operations and comprehensive loss, convertible redeemable preferred stock, redeemable noncontrolling interests and stockholders’ deficit, and cash flows for each of the three fiscal years in the period ended December 31, 2015.

Financial Statements for Sungevity, Inc. Notes to the Financial Statements

Solar Energy Systems, page F-43

5.	We note your response to comment 30 of our letter dated August 16, 2016. Although you have not used investment tax credits since fiscal 2013, it would appear that you may have unamortized amounts related to these credits still recorded on your financial statements. In this regard, please disclose how you account for investment tax credits related to your solar energy systems, including the period over which you are recording these credits on your income statement. Please also help us better understand how you account for investment tax credits and U.S. Treasury 1603 grants received for solar energy systems which are sold rather than leased.

Response: Prior to 2013, Sungevity primarily sold its solar energy systems through its inverted lease structure or lease pass through funds.  Sungevity accounted for U.S. Treasury 1603 grants associated with these solar energy systems in the following manner.  The grants were not recorded until notice of approval was provided by the U.S. Treasury Department.  Once Sungevity was notified by the U.S. Treasury Department of grant application approval for a solar energy system, Sungevity recorded the deferred grant revenue related to the approved grants with a corresponding entry to grant receivable.  Typically, there were no differences between the cash amounts approved and the cash received from the U.S. Treasury Department.

The deferred grant revenue is amortized by Sungevity over the estimated useful life of the solar energy system, which is estimated to be 30 years.  The amounts of unamortized deferred grant revenue were $27.4 million and $26.4 million as of December 31, 2014 and 2015, respectively, and $26.0 million as of June 30, 2016, and are presented as a reduction in the carrying value of solar energy systems, net in the consolidated balance sheets.  The amortization of the deferred grant revenue is shown as a reduction of depreciation expense related to the solar energy systems.  The amortization of deferred grant revenue was $1.0 million for each of three years ended December 31, 2013, 2014 and 2015, and was $0.5 million for the six months ended June 30, 2016 on the consolidated statement of operations and comprehensive loss.

Pamela Long

U.S. Securities and Exchange Commission

October 21, 2016

Since 2013, due to changes in its business model, Sungevity is not currently selling solar energy systems via inverted lease structure or lease pass through funds.  Instead, Sungevity (1) sells an solar energy system directly to a host customer or (2) sells a host customer’s solar energy system contract to an independent third-party finance partner under a leasing arrangement. A host customer or the finance partner is a party who benefits from the installation of a solar energy system and is the direct recipient of any grants associated with it. Accordingly, Sungevity does not record or recognize any U.S. Treasury 1603 grants associated with the sales of solar energy systems after 2013. The Company and Sungevity respectfully draw the Staff’s attention to page F-43 where relevant disclosures relating to the above-mentioned accounting treatment have been made.

Warranties and Performance Obligations, page F-45

6.	We note your response to comment 32 of our letter dated August 16, 2016. In a similar manner to your response, please disclose why you are unable to determine the maximum potential amount of future payments to be provided under your minimum solar energy production output guarantees.

Response: The Company and Sungevity have revised the Registration Statement on page F-45 in response to the Staff’s comment.

Revenue Recognition, page F-46

7.	We note your responses to comments 34 through 36 of our letter dated August 16, 2016. Please give us an overview of how the arrangements with your financing partners through master sales agreements are designed and correspondingly how you determined this revenue is appropriately recognized upfront based on the criteria in SAB Topic 13.A. Please ensure that your explanation addresses the following:

•	Please tell us how a sale of a solar energy system is initiated and whether you are selling your solar energy system to the customer or financing partner;

•	Please tell us whether the end user customer enters into a power purchase agreement or lease with you or the financing partner; and

•	Please provide a summary of the responsibilities and obligations that you and the financing partner have to the customer in these arrangements both at the onset and on an ongoing basis, including who the customer deals with during the course of the lease or power purchase agreement.

Response: The Company and Sungevity respectfully advise the Staff of the following background with regards to Sungevity’s revenue arrangements:

Pamela Long

U.S. Securities and Exchange Commission

October 21, 2016

Sungevity energy system sales are initiated by conversations between prospective customers and Sungevity direct sales or channel sales personnel. In these conversations, customers are offered cash purchase (cash or loan) and financing (Power Purchase Agreement (“PPA”) or Lease Agreement) options. In the case of a cash purchase, the customer arranges for the necessary cash payment to Sungevity, and the system is sold directly to that customer on a purchase contract and title is transferred upon receipt of the permission to operate (“PTO”). Sungevity provides post-connection monitoring services to monitor the production level of installed solar energy systems. This obligation is considered to be inconsequential or perfunctory since these monitoring services are not essential to the operation of the installed solar energy system, the customers will not get a refund for the installed solar energy system if there is a failure of the monitoring application and these monitoring services are immaterial.

In the case of a financing option, the customer signs a contract with Sungevity that contains the terms of the PPA or Lease already approved by the respective finance partner. Under Sungevity’s master sales agreements (“MSAs”), title to customer contracts (i.e., the PPA or Lease Agreement) and solar energy systems are transferred by Sungevity to its finance partners at different stages in the sale and installation process, but in all cases, the title to all assets are transferred from Sungevity to its finance partners prior to receipt of the PTO from the applicable governmental authority. Sungevity’s responsibilities and obligations are to design, build and install solar energy systems that are interconnected to the grid. Sungevity delivers on design, build and installation of solar energy systems in order to achieve solar energy system PTO. Revenue is recognized only after the receipt of PTO.

Sungevity enters into standard arrangements based on the up-front election by its sourced customer. Under Sungevity’s financing arrangements, any leases or power purchase agreements assigned to Sungevity’s finance partner and Sungevity retains no ongoing financial involvement with the transferred agreements and is not responsible for customer non-payments.

Under the terms of certain, but not all, MSAs with its finance partners, Sungevity provides post-connection monitoring services to monitor the production level of installed solar energy systems for additional fees that are based on prices comparable to those charged by unrelated third-party service providers. Post-connection services are delivered over the contract service term.

For solar energy systems under both cash and finance options, Sungevity guarantees solar energy systems will generate a minimum level of solar energy output. Energy output is estimated based on Sungevity’s historical experience that correlates to the standard specification of its third-party equipment providers. The payments made under these minimum performance guarantees have not been material in the previous years, and through the six months ended June 30, 2016, the performance guarantee payments were $15,973 for approximately 196 solar energy systems.

Pamela Long

U.S. Securities and Exchange Commission

October 21, 2016

After receipt of PTO, Sungevity will address any customer questions related to the functionality of the solar energy system. Sungevity accrues for its warranty obligations when the revenue is recognized. In general, Sungevity’s finance partners address any customer questions related to billing, payment or contract termination.

Note 14. Convertible Redeemable Preferred Stock, page F-68

8.	We note your response to comment 28 of our letter dated August 16, 2016. Your disclosures indicate that the Series A, Series B, Series C and Series D redeemable preferred stock is redeemable upon the occurrence of transactions such as the sale, lease, transfer, exclusive license or other disposition of assets. We note that the merger agreement between Easterly Acquisition Corporation and Sungevity, Inc. was entered into on June 28, 2016. Please address your consideration of this merger agreement in determining it was not probable that these shares of redeemable preferred stock would be redeemable pursuant to ASC 480-10-S99-3A.

Response: In response to the Staff’s comment, the Company and Sungevity respectfully advise the Staff that the merger agreement between the Company and Sungevity does not trigger the redemption provisions for Sungevity’s redeemable preferred stock under Sungevity’s certificate of incorporation, because the merger pursuant to the merger agreement is not considered a “Deemed Liquidation Event” under Section 2.6.1 of the certificate of incorporation. Therefore, it is not considered probable that Sungevity’s redeemable preferred stock would be redeemable pursuant to ASC 480-10-S99-3A.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to me at (212) 918-3030, Lillian Tsu at (212) 918-3599 or John H. Booher at (650) 463-4026.

Very truly yours,

/s/ Alexander B. Johnson

Alexander B. Johnson Hogan Lovells US LLP

cc:	Mr. Eric Colandrea, Easterly Acquisition Corp.
Mr. Andrew D. Thorpe, Orrick, Herrington & Sutcliffe LLP